September 24, 2010

Mr. Robert P. Potter
Vice President and Chief Accounting Officer
drugstore.com, inc.
411 108th Avenue NE, Suite 1400
Bellevue, Washington 98004

> **Re: drugstore.com, inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Schedule 14A Filed on April 30, 2010**
> **File No. 000-26137**

Dear Mr. Potter:

We have reviewed your filing and your correspondence dated July 26, 2010 and we have the following additional comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K

Item 15. Exhibits, Financial Statement Schedules

1. We note your response to our prior comment 1. Please tell us the total amount of revenue that you have generated through your agreement with Medco Health Solutions in fiscal year 2009 and the first half of fiscal year 2010.

Definitive Proxy Statement on Schedule 14A

Compensation Review Cycle, page 43

2. We have reviewed your response to comment 4 and disagree with your statement that the provided disclosure is overly descriptive and that this level of detail is not

necessary. Please confirm that you will provide similarly detailed disclosure in your 2011 proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley at (202) 551-3383, Suzanne Hayes, Branch Chief, at (202) 551-3675 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director